Exhibit 99.1

SIMPPLE Ltd Provides Update on New Leadership Initiatives and Progress

Singapore, August 5, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading innovator in the facilities management technology sector, today provided a corporate update on the initiatives and progress led by recently appointed chief executive officer Norman Schroeder and chief financial officer Sovik Bromha, who assumed their posts in February and March 2024, respectively, as part of the company’s strategic growth plan.

Mr. Schroeder, who had been serving SIMPPLE as an independent director, left that post to become the company’s new CEO and executive director on February 1, replacing Aloysius Chong, who, after holding those positions for seven years, resigned them to assume a product development and marketing role with SPPL’s Australian subsidiary. Mr. Schroeder’s vacancy as independent director was filled by Longjin Guo, a legal and compliance expert.

Mr. Bromha was appointed CFO effective March 1, replacing Chan Sok Fung, who resigned to seek alternative opportunities.

Under Mr. Schroeder’s leadership, SIMPPLE has embarked on a comprehensive strategy to implement various organizational changes designed to accelerate the Company’s business growth. This strategy, said the CEO, has to date produced the following achievements:

●	Establishment of operations and joint venture partnerships in Australia, New Zealand, Malaysia, Thailand, Hong Kong, and Qatar, with five leading managerial appointments in Australia and New Zealand.

●	Development and implementation of AI- powered environmental, social and governance (ESG) auditing and reporting capabilities into SIMPPLE’s platform, and signing of joint venture agreement with an EU-based partner to further develop and market this solution to defined EU standards.

●	Signing of multiple service, maintenance, software and robotic contracts for deployment at various sites including a Singapore airport and train station facilities.

●	Implementation of rigorous financial analysis and strategic cost management initiatives to improve the company’s financial stability and performance.

●	Recruitment of key professional talent to augment the Company’s technology resources and market presence.

●	Engagement with major Company shareholders, investors, customers, and employees to strengthen SPPL’s foundation for future growth,

●	Integration of critical AI-powered facilities management software into SIMPPLE’s end-to-end ecosystem.

●	Development of an AI-powered system upgrade that can be retrofitted to existing CCTV installations and automates robotic response cleaning and security operations.

●	Development and patenting of a modular AI-powered security ‘head’ that can be retrofitted to existing cleaning robots. Successful sale of 10 units of ‘2-in-1’ security and cleaning robots to various facilities in Singapore.

●	Re-signing of distribution agreement with leading robotic manufacturer, Gausium.

●	Signing of MOU with Kepler Exploration Robotics to mutually develop AI-powered intelligence for that company’s Humanoid Robot

●	Partnering with two leading global facilities management companies to provide end-to-end technology solutions incorporating robotics, Internet of Things (IoT), and software at multiple facilities.

●	Partnering with a Texas-based facilities management company to deliver an end-to-end technology solution for deployment at its remote mining sites and camp operations.

●	Successful attainment of ISO 27001 Cyber Security Certification

●	Deployment of first multifunctional robot (security, cleaning, and concierge) as part of Singapore’s Advanced Digital Grants Scheme.

“We are thrilled with the progress SIMPPLE has made in the last six months,” said Chairman of the Board Kelvin Lee. “By prioritizing operational efficiency, streamlining workflows and implementing best practices across the organization, we have significantly improved productivity and forged key agreements that will make an accelerating contribution to our revenue base starting in the second half of the current fiscal year, as we continue to invest in our growth objectives.

“Our reinvigorated strategic vision, and renewed technology resources and marketing proficiency have driven our company forward into its next chapter of growth. We are confident that, under the leadership of Norman Schroeder and Sovik Bromha, SIMPPLE will continue to drive revenue growth while delivering sustainable value to our shareholders and customers.

“We look forward to sharing more exciting developments in the coming months.”

Mr. Schroeder added, “I’m honored to be leading SIMPPLE and building upon the strong foundation laid by our former CEO. As we continue to invest in our Company’s integrated facilities management solutions and proprietary AI technology platforms, I believe SIMPPLE is well prepared to further scale and diversify its product and service offerings to meet the ever increasing demands within the facilities management sectors globally.”

Before joining SIMPPLE, Mr. Schroeder served as strategic development manager at OCS, a global facilities services business with 8,000 customers across the UK, Europe, APAC and Middle East regions. For the six years prior, he held a number of senior positions culminating in CEO at Trident Services Australia, a provider of technology platform service solutions for government, commercial premises, retail precincts, airports, major events, and parklands. Mr. Schroeder has also held top management positions with such companies as SECUREcorp, Spotless Group, Gate Gourmet, and Cathay Pacific Airways.

Mr. Bromha, who has over 35 years experience in the finance sector, most recently served as CFO of JobShine Pte Ltd, a Singapore-based job portal, and COO of Jozef Pte Limited, a financial consultancy. From 2013 to 2021, he was director of finance at Red Hat India Pvt. Ltd., and for the two years prior served as budget controller at Newtel Corporation, a subsidiary of Spice Group of India in Bangkok. He has also held financial positions at Ness Global Services Pte Ltd.. and from 1988 through 2006 held a series of ascending financial positions at NIIT Limited. He holds an MBA in finance from Amity University, India.

Longjin Guo has over 15 years of legal and compliance experience and currently serves as head of legal and external affairs at the Singapore headquarters of YSQ International Pte Ltd, a global multinational company focused on technological investment, financial services, merger & acquisition, asset management, and intellectual property. He holds a Bachelor of Laws from the National University of Singapore, a Master of Business Administration from Singapore Management University and a Master of Public Administration (Chinese) from Nanyang Technological University.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the integrated facilities management space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE ecosystem to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices. For more information, please visit the Company’s website: www.investor.simpple.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com